OMNICOM GROUP INC.

280 Park Avenue

New York, New York 10017

December 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Omnicom Group Inc.

Registration Statement on Form S-4

File No. 333-291920

Ladies and Gentlemen:

Omnicom Group Inc. (the “Company”) respectfully requests under Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to 4:15 p.m. Eastern time on December 12, 2025, or as soon thereafter as practicable, or at such later time as the Company or our legal counsel, Jones Day, may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Once the Registration Statement has been declared effective, the Company respectfully requests that you confirm that event with Rory Hood, of Jones Day, by a telephone call to (212) 326-3814.

Please contact Rory Hood, of Jones Day, if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

OMNICOM GROUP INC.

By:	/s/ Louis F. Januzzi
Name:	Louis F. Januzzi
Title:	Senior Vice President, General Counsel and Secretary

cc:	Rory Hood, Jones Day